Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2013
(millions of dollars)
Earnings, as defined:
Net income	$679.1
Income taxes	413.5
Fixed charges included in the determination of net income, as below	224.3
Total earnings, as defined	$1,316.9

Fixed charges, as defined:
Interest expense	$205.5
Rental interest factor	4.8
Allowance for borrowed funds used during construction	14.0
Total fixed charges, as defined	$224.3

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.87
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.